UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Community Corporation

5455 Sunset Blvd

Lexington, SC 29072

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the First Community Bank 401(k) Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm – Elliott Davis Decosimo, LLC

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014

Notes to Financial Statements - December 31, 2014 and 2013

Supplemental Schedule:

Schedule of Assets Held - December 31, 2014

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Elliott Davis Decosimo, LLC

First Community Bank

401(k) Plan

Report on Financial Statements

For the year ended December 31, 2014

First Community Bank 401(k) Plan

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Trustees of

First Community Bank 401(k) Plan

Lexington, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Community Bank 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Elliott Davis Decosimo, LLC

Columbia, South Carolina

June 29, 2015

First Community Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Cash	$55,482	$47,318
Investments at fair value:
Mutual funds	8,669,959	6,758,187
Common collective trust fund	354,526	307,391
First Community Corporation Unitized Stock Fund	1,207,847	1,098,199

Total investments	10,232,332	8,163,777

Receivables:
Employer contributions receivable	83,432	88,920
Notes receivable from participants	329,245	344,075

Total receivables	412,677	432,995

Total assets	10,700,491	8,644,090

Liabilities
Fees payable	12,366	10,817

Net assets available for benefits at fair value	10,688,125	8,633,273

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,131)	(889)

Net assets available for benefits	$10,686,994	$8,632,384

See Notes to Financial Statements

2

First Community Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2014

Additions to net assets attributed to:
Contributions:
Employer contributions	$430,669
Employee contributions	684,486
Other	58,700

Total contributions	1,173,855

Investment income:
Net appreciation in fair value of investments	331,561
Interest and dividends	312,690

Total investment income	644,251

Interest income on notes receivable from participants	13,854

Total additions	1,831,960

Deductions from net assets attributed to:
Administrative expenses	51,003
Distributions paid to participants	853,052

Total deductions	904,055

Net increase	927,905

Plan transfer in (see Note 10)	1,126,705

Net assets available for benefits, beginning of year	8,632,384

Net assets available for benefits, end of year	$10,686,994

See Notes to Financial Statements

3

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 1.      Description of the Plan

The following description of First Community Bank (the “Bank”) 401(k) Plan (the “Plan”) provides only general information. The Bank is a subsidiary of First Community Corporation (the “Company”). The Plan is currently sponsored and maintained by the Bank. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Bank who have completed at least 90 days of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may elect to defer a portion of their pre or post tax annual compensation, as defined by the Plan. Participants who have attained the age of fifty before the end of the plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Bank makes a matching contribution equal to 100% of employee contributions which do not exceed 3% of compensation, plus 50% of employee contributions which exceed 3% but do not exceed 5% of compensation. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors to each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Bank. During the year ended December 31, 2014, the Bank made $83,342 in additional profit sharing contributions. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions, Bank contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their contributions and in the employer safe harbor matching contributions, plus actual earnings thereon. Vesting in the Bank’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

4

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 1.      Description of the Plan, Continued

Notes receivable from participants:

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 maximum amount will be reduced by the participant’s highest outstanding note balance in the previous 12 months, even if amounts have been repaid. The notes are secured by the balance in the participant’s account. The interest rate is the prime interest rate as set by the Wall Street Journal plus 1%, or such other rate as determined by the Plan Administrator on the basis of relevant factors including but not limited to the rates charged by local banks for notes of similar duration and security level. The rate of interest will be constant throughout the term of the note. All notes are required to be repaid within five years of the note. If a participant notifies the Plan Administrator in writing that the entire proceeds of the note is used to acquire a dwelling unit that will, within a reasonable time, be used as the principal residence of the participant the note will be required to be repaid within 30 years of the original date of the note. Notes are to be repaid on the basis of substantially level amortization over the term of the note with payments made through salary reduction each pay period if available. All or any part of the outstanding balance of a note can be repaid at any time.

Payment of benefits:

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, less any notes outstanding. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Forfeited accounts:

There were no forfeited non vested accounts as of the year ended December 31, 2014 and 2013. Forfeitures may be used to reduce the Bank’s future contributions to the Plan as well as in payment of administrative expenses. Also in 2014, administrative expenses were reduced by $2,837 from forfeited nonvested accounts.

Note 2.      Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive contracts.

5

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 2.      Summary of Significant Accounting Policies and Activities, Continued

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of credit risk:

At December 31, 2014 and 2013, investments in First Community Corporation Unitized Stock Fund comprised 11% and 13% of the Plan’s assets, respectively. At December 31, 2014 and 2013, the unitized common stock fund was valued at $1,207,847 and $1,098,199, respectively. At December 31, 2014 and 2013, the actual number of shares of the Company’s common stock in the unitized stock fund held by the Plan was 101,860 and 100,085 shares, respectively.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits:

Benefits are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

6

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 2.      Summary of Significant Accounting Policies and Activities, Continued

Recently issued accounting pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) amended the Fair Value Measurement topic of the Accounting Standards Codification by issuing guidance that removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  The amendments will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 with early adoption permitted.  A reporting entity should apply the amendments retrospectively to all periods presented.  The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements.  The Plan does not expect these amendments to have a material effect on its financial statements.

Note 3.      Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 4.      Common Collective Trust Fund

The Federated Capital Preservation Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate was 1.14 percent and 1.46 percent at December 31, 2014 and 2013, respectively. The average yield was 1.10 percent and 1.21 percent for the years ended December 31, 2014 and 2013, respectively.

Note 5.      Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2014	2013
T Rowe Price New America Growth	$830,289	$526,705
Vanguard Target Retirement 2015	953,101	873,976
Vanguard Target Retirement 2025	2,572,981	2,253,561
Vanguard Target Retirement 2035	1,690,359	1,360,976
Vanguard Target Retirement 2045	686,600	608,186
First Community Corporation Unitized Stock Fund	1,207,847	1,098,199

7

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 5.      Investments, Continued

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $331,561 as follows:

Mutual funds	$217,146
First Community Corporation Unitized Stock Fund	114,415
$331,561

Note 6.      Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

8

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 6.      Fair Value Measurements, Continued

First Community Corporation Unitized Stock Fund: Valued at the closing price of First Community Corporation’s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Mid-Cap Growth	$167,142	$—	$—	$167,142
Small Blend	387,766	—	—	387,766
Mid-Cap Blend	274,811	—	—	274,811
Moderate Allocation	155,458	—	—	155,458
Intermediate Term-Bond	186,546	—	—	186,546
Foreign Large Blend	192,159	—	—	192,159
Large Growth	830,289	—	—	830,289
Large Value	184,867	—	—	184,867
Large Blend	206,095	—	—	206,095
Target Retirement	6,073,336	—	—	6,073,336
Retirement Income	11,490	—	—	11,490
Common Collective Trust Fund	—	354,526	—	354,526
First Community Corporation
Unitized Stock Fund	1,207,847	—	—	1,207,847
Total assets at fair value	$9,877,806	$354,526	$—	$10,232,332

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Mid-Cap Growth	$125,636	$—	$—	$125,636
Small Blend	274,955	—	—	274,955
Mid-Cap Blend	117,793	—	—	117,793
Moderate Allocation	130,879	—	—	130,879
Intermediate Term-Bond	115,931	—	—	115,931
Foreign Large Blend	2,768	—	—	2,768
Foreign Large Growth	114,840	—	—	114,840
Large Growth	526,705	—	—	526,705
Large Value	76,772	—	—	76,772
Large Blend	53,638	—	—	53,638
Target Retirement	5,164,147	—	—	5,164,147
Retirement Income	54,123	—	—	54,123
Common Collective Trust Fund	—	307,391	—	307,391
First Community Corporation
Unitized Stock Fund	1,098,199	—	—	1,098,199
Total assets at fair value	$7,856,386	$307,391	$—	$8,163,777

9

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 6.      Fair Value Measurements, Continued

The following table for December 31, 2014 and 2013 sets forth a summary of the Plan’s assets reported at NAV as a practical expedient to estimate fair value:

	December 31, 2014
		Unfunded	Redemption	Redemption
Investment	Fair value	commitment	frequency	notice period
Common collective trust fund (a)	$354,526	$—	Daily	(b)

	December 31, 2013
		Unfunded	Redemption	Redemption
Investment	Fair value	commitment	frequency	notice period
Common collective trust fund (a)	$307,391	$—	Daily	(b)

(a)	This investment includes a common collective trust fund (the “Fund”) whose objective is stability of principal and high current income. The Fund holds guaranteed investment contracts (“traditional GICs”), separate account guaranteed investment contracts (“separate account GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Separate account GICs are portfolios of securities (fixed-income securities or shares of open-end mutual funds) held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account. Synthetic GICs are portfolios of securities owned by the Fund. Each of the separate account GICs and synthetic GICs has a wrap contract that provides a minimum guaranteed rate of return for the term of the contracts. The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The underlying securities can be comprised of, primarily, over-the-counter market securities and open-end mutual funds. Over-the-counter securities, such as fixed-income instruments, with remaining maturities greater than 90 days are fair valued using price evaluations provided by a pricing service. In addition, the fair value of the wrap contract is calculated using the contract value of the GIC as the balance sheet date, giving consideration to any contractually agreed-upon replacement fees charged by the wrap contract provider.

Short-term securities are stated at amortized cost (which approximates market value) if maturity is 90 days or less at the time of purchase, or at market value if maturity is greater than 90 days at the time of purchase.

Investments in open-end, registered investment companies are valued at the respective net asset values as reported.

(b)	Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election that is a noncompeting investment, or paying Trustee fees. Participants may make withdrawals from the Fund for other purposes generally only upon 12 months’ advance written notice to the Trustee.

10

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 7.      Tax Status

The IRS has determined and informed the Company by a letter dated April 8, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has since been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the internal revenue service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan sponsor believes it is no longer subject to income tax examinations for years prior to 2011.

Note 8.      Related-Party and Party in Interest Transactions

Certain Plan assets are invested with the Company as described in Note 2. These investments are considered party in interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the third party administrator of $51,003 which was not covered by revenue sharing. The plan sponsor pays directly any other fees related to the Plan’s operations.

Note 9.      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 10.      Plan Merger

During 2014, the Plan received asset transfers totaling $1,126,705 from the Savannah River Banking Company 401(k) Plan, as a result of the Company’s merger with the Savannah River Financial Corporation, effective February 1, 2014.

Note 11.      Other Matters

Effective June 20, 2014, the Plan was amended to allow Participants the option to defer all or a portion of an Elective Deferral as a Roth Elective Deferral.

11

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2014

Note 12.      Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the date the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have either been recognized in the financial statements or disclosed in the notes to the financial statements.

12

First Community Bank

401(k) Plan

EIN 57-1030051, Plan No. 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b)	(c)
Identity	Identity of issuer,	Description of investment including		(e)
of party	borrower, lessor,	maturity date, rate of interest,	(d)	Current
involved	or similar party	collateral, par or maturity value	Cost	value

	Harbor International Fund	Mutual Fund	**	$163,952
	Oppenheimer Equity Income - A	Mutual Fund	**	184,865
	Pimco Total Return - A	Mutual Fund	**	130,615
	T Rowe Price New America Growth	Mutual Fund	**	830,289
	T Rowe Price Small-Cap Value Fund	Mutual Fund	**	186,641
	Vanguard 500 Index Fund - Admiral	Mutual Fund	**	206,095
	Vanguard Mid Cap Index Fund - Admiral	Mutual Fund	**	274,811
	Vanguard Small Cap Index - Admiral	Mutual Fund	**	201,125
	Vanguard Target Retirement	Mutual Fund	**	11,490
	Vanguard Target Retirement 2015	Mutual Fund	**	953,101
	Vanguard Target Retirement 2025	Mutual Fund	**	2,572,981
	Vanguard Target Retirement 2035	Mutual Fund	**	1,690,359
	Vanguard Target Retirement 2045	Mutual Fund	**	686,600
	Vanguard Target Retirement 2055	Mutual Fund	**	170,296
	Vanguard Developed Market Index Fund	Mutual Fund	**	28,207
	Vanguard Total Bond Market Index - Admiral	Mutual Fund	**	55,932
	Vanguard Wellington Fund	Mutual Fund	**	155,458
	IVY Mid Cap Growth CL Y	Mutual Fund	**	167,142
	Federated Capital Preservation Fund	Common Collective Trust Fund	**	353,395 ***
*	First Community Corporation
	Unitized Stock Fund	Unitized Stock Fund	**	1,207,847
*	Notes receivable from participants	Notes (4.25%)	**	329,245
				$10,560,446

*  Indicates a party-in-interest.

**  Participant-directed.

***  Represents contract value of the Federated Capital Preservation Fund, fair value at December 31, 2014 is $354,526.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK 401(k) PLAN

By FIRST COMMUNITY BANK, Trustee

Date: June 29, 2015	By:	/s/ Joseph G. Sawyer

Printed Name: Joseph G. Sawyer

Title: Chief Financial Officer

14

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2014

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Elliott Davis Decosimo, LLC

15